SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


                        Report of Foreign Private Issuer

                        Pursuant to Rule 13a-16 or 15d-16

                    under the Securities Exchange Act of 1934

                           For the month of June, 2003

                         Commission file number: 1-14872


                                  SAPPI LIMITED

                 (Translation of registrant's name into English)


                               48 Ameshoff Street
                                  Braamfontein
                                Johannesburg 2001
                            REPUBLIC OF SOUTH AFRICA
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

                  Form 20-F X            Form 40-F
                           ---                      ---

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

     Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): _____

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes                     No  X
                      ---                    ---

     If "Yes" is marked, indicated below the file number assigned to the registrant in connection with Rule 12g3-2(b):82-___


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                          INCORPORATION BY REFERENCE


Sappi Limited's press release dated June 23, 2003, providing a trading update, furnished by the Registrant under this Form 6-K, is incorporated by reference into the Registration Statement on Form S-8 of the Registrant (File No. 333-11304) and the Section 10(a) Prospectus dated April 3, 2001 relating to the offer and sale of the Registrant's shares to Participants under The Sappi Limited Share Incentive Scheme.












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                          FORWARD-LOOKING STATEMENTS

In order to utilize the "Safe Harbor" provisions of the United States Private Securities Litigation Reform Act of 1995 ("the Reform Act"), Sappi Limited (the "Company") is providing the following cautionary statement. Except for historical information contained herein, statements contained in this Report on Form 6-K may constitute "forward-looking statements" within the meaning of the Reform Act. The words "believe", "anticipate", "expect", "intend", "estimate", "plan", "assume", "positioned", "will", "may", "should", "risk" and other similar expressions which are predictions of or indicate future events and future trends which do not relate to historical matters identify forward-looking statements. In addition, this Report on Form 6-K may include forward-looking statements relating to the Company's potential exposure to various types of market risks, such as interest rate risk, foreign exchange rate risk and commodity price risk. Reliance should not be placed on forward-looking statements because they involve known and unknown risks, uncertainties and other factors which are in some cases beyond the control of the Company, together with its subsidiaries (the "Group"), and may cause the actual results, performance or achievements of the Group to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements (and from past results, performance or achievements). Certain factors that may cause such differences include but are not limited to: the highly cyclical nature of the pulp and paper industry; pulp and paper production, production capacity and pricing levels in North America, Europe, Asia and southern Africa; any major disruption in production at the Group's key facilities; changes in environmental, tax and other laws and regulations; adverse changes in the markets for the Group's products; any delays, unexpected costs or other problems experienced with any business acquired or to be acquired; consequences of the Group's leverage; adverse changes in the South African political situation and economy or the effect of governmental efforts to address present or future economic or social problems; and the impact of future investments, acquisitions and dispositions (including the financing of investments and acquisitions) and any delays, unexpected costs or other problems experienced in connection with dispositions. These and other risks, uncertainties and factors are discussed in the Company's Annual Report on Form 20-F and other filings with and submissions to the Securities and Exchange Commission, including this Report on Form 6-K. Shareholders and prospective investors are cautioned not to place undue reliance on these forward-looking statements. These forward-looking statements are made as of the date of the submission of this Report on Form 6-K and are not intended to give any assurance as to future results. The Company undertakes no obligation to publicly update or revise any of these forward-looking statements, whether to reflect new information or future events or circumstances or otherwise.

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SAPPI LIMITED
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Press Release

Johannesburg, 23 June 2003

Sappi releases Trading Update

Sappi today provided a trading update of market conditions in advance of its closed period and announcement of third quarter results on 31 July 2003.

Introduction

In announcing second quarter results to March 2003, the group gave a clear indication that earnings per share for the third quarter would not match those of the second quarter. Since then, conditions in Sappi's main markets have deteriorated further than expected, with continued pressure on both prices and volumes. Third quarter earnings per share- traditionally the weakest quarter for Sappi - therefore could be approximately 50% of those of the second quarter.

Market conditions

The improvement in market conditions anticipated in the United States has not yet materialised and domestic demand remains subdued.

In Europe there has been a considerable shortfall in volumes due to the very weak economic conditions and some downward pressure on prices.

In South Africa, the continued strength of the rand against the dollar has reduced export margins, and substantial allowances have had to be made in domestic prices to counter imported competition.


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Going forward

Although the expected upturn has not yet materialised in the US, we do expect an improvement in the web business in the next quarter, and price increases have been announced by two major suppliers. Conditions in Europe remain depressed, although falling pulp prices may bring some margin relief. The current strength of the rand and pulp price decreases will adversely impact the South African business.

The group's leadership position across all major markets, supported by excellent distribution systems and its pulp integration strategy, have continued to assist the group in weathering these extremely tough markets, which have unusually affected all our markets and regions at the same time. While earnings per share for the full year are now likely to be less than last year, earnings for the fourth quarter 2003 are expected to be better than those for the third quarter. Given current market uncertainty and volatility, we will give further guidance at the time of our third quarter results announcement.





For further information:

Andre Oberholzer
Corporate Affairs and Communication Manager
Sappi Limited
Tel +27 (0)11 407 8044
Fax +27 (0)11 403 8236
Andre.Oberholzer@za.sappi.com


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                                  SIGNATURES

          Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                             SAPPI LIMITED


                                             by /s/ D.G. Wilson
                                                -----------------------------
                                                Name:  D.G. Wilson
                                                Title: Executive Director:
                                                         Finance

Date:  June 25, 2003